

Mail Stop 3561

March 22, 2010

Peter I. Lynch, President
Winn-Dixie Stores, Inc.
5050 Edgewood Court
Jacksonville, FL 32254-3699

> **Re:** **Winn-Dixie Stores, Inc.**
> **Form 10-K for Fiscal Year Ended June 24, 2009**
> **Filed August 24, 2009**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed September 21, 2009**
> **File No. 1-3657**

Dear Mr. Lynch:

We have reviewed your filings and have the following comments.  You should comply with the comments in all future filings, as applicable.  Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement filed on Schedule 14A

Executive Compensation, page 16

Compensation Discussion and Analysis, page 16

1. Refer to the last paragraph of Section II.B in Release No. 33-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different.  Please describe in greater detail your chief

       executive officer's compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

Annual Cash Incentives Under AIP, page 20

2. Please explain in this section how you calculated Adjusted EBITDA. See Instruction 5 to Item 402(b) of Regulation S-K.

Long-Term Equity Incentives, page 23

3. We note your disclosure on page 17; however, please explain in greater detail in this section how the number of awards granted were determined for each executive officer.

4. We note that your performance restricted stock units vest if you achieve your sales per square foot goal, but you have not provided the goal in your disclosure. Please quantify the target and actual sales amounts used to determine whether the stock units granted to your executive officers vest.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,


H. Christopher Owings
Assistant Director